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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                 Memtec Limited
                                (Name of Issuer)

                     American Depositary Shares representing
                 Ordinary Shares, par value AUS $2.50 per share
                         (Title of Class of Securities)

                                    586265308
                                 (CUSIP Number)

                               Peter M. Schoenfeld
                       P. Schoenfeld Asset Management LLC
                     1330 Avenue of the Americas, 34th Floor
                            New York, New York 10019
                                 (212) 649-9500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 12, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 586265308

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  P. Schoenfeld Asset Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
                                                                  a[ ]
                   Not Applicable                                 b[ ]

          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                            WC, OO

          5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York

                           7.       SOLE VOTING POWER
    NUMBER OF                       None
      SHARES
   BENEFICIALLY            8.       SHARED VOTING POWER
  OWNED BY EACH
    REPORTING                       559,100
      PERSON
       WITH                9.       SOLE DISPOSITIVE POWER
                                    None

                           10.      SHARED DISPOSITIVE POWER
                                    559,100

          11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            559,100

          12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)               [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.4%

          14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  BD, IA, OO

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SCHEDULE 13D

CUSIP No. 586265308

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Peter M. Schoenfeld

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
                                                              a[ ]
                   Not Applicable                             b[ ]

          3.      SEC USE ONLY

          4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                            WC, OO

          5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                          7.       SOLE VOTING POWER
   NUMBER OF                       None
     SHARES
  BENEFICIALLY            8.       SHARED VOTING POWER
 OWNED BY EACH
   REPORTING                       559,100
     PERSON
      WITH                9.       SOLE DISPOSITIVE POWER
                                   None

                          10.      SHARED DISPOSITIVE POWER
                                   559,100

          11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            559,100

          12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES (SEE INSTRUCTIONS)            [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.4%

          14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN

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Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to the ordinary shares, par value AUS $2.50 per share (the "Shares"), represented by American Depository Shares ("ADSs"), of Memtec Limited, a corporation incorporated under the laws of New South Wales, Australia (the "Company"). The principal executive offices of the Company are located at Level 7, 5 Elizabeth Street, Sydney, New South Wales, 2000, Australia.

Item 2.  Identity and Background

                  The Statement is being filed by (1) P. Schoenfeld Asset Management LLC, a New York limited liability company ("PSAM") and (2) Peter M. Schoenfeld, a United States citizen, in his capacity as the Managing Member of PSAM ("Mr. Schoenfeld"). PSAM and Mr. Schoenfeld are sometimes collectively referred to herein as the "Reporting Persons".

                  PSAM is registered as a non-clearing broker-dealer and an investment adviser with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The principal business of PSAM is to provide investment advisory services with respect to global event arbitrage activities to managed accounts (the "Managed Accounts") and to certain investment partnerships for which entities controlled by Mr. Schoenfeld serve as the general partner (the "Partnerships"). The principal place of business and

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principal offices of PSAM are located at 1330 Avenue of the Americas, 34th
Floor, New York, New York 10019, which is also the business address of Mr. Schoenfeld. The principal occupation of Mr. Schoenfeld is his position as a Managing Member of PSAM.

                  None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  The Partnerships and Managed Accounts expended an aggregate of approximately $18,840,409.15 (including brokerage commissions, if any) to purchase the 559,100 ADSs which are reported in Item 5(c) as having been purchased for their accounts during the past 60 days. The funds for the purchase of the ADSs owned by the Managed Accounts come from their owners or shareholders. The funds for the purchase of the ADSs owned by the Partnerships are obtained from the working capital of the Partnerships. The ADSs held

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by the Partnerships and the Managed Accounts may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the ADSs, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction

                  The purpose of the acquisition of the ADSs by each of the Reporting Persons is for investment. From time to time, the Reporting Persons may discuss with management of the Company the Reporting Persons' suggestions for enhancing shareholder value. Such suggestions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934. However, the Reporting Persons do not intend to seek control of the Company or participate in the management of the Company. Each Reporting Person reserves the right to make further purchases of ADSs from time to time, to dispose of any or all of the ADSs held by it at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.


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                  Except as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities and Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

                  (a)-(b) On the date of this Statement:

                  (i) PSAM may be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 559,100 ADSs by virtue of its position as discretionary investment manager to the Partnerships and Managed Accounts, as the case the may be, holding such ADSs. Such shares represent 5.4% of the issued and outstanding ADSs. PSAM shares voting power and dispositive power over the ADSs with Mr. Schoenfeld.

                  (ii) Mr. Schoenfeld may be deemed to have Beneficial Ownership of 559,100 ADSs by virtue of his position as the Managing Member of PSAM. Such shares represent 5.4% of the issued and outstanding ADSs. Mr. Schoenfeld shares voting power and dispositive power over the ADSs with PSAM.

                  The percentages used herein are calculated based upon the 10,308,148 ADSs stated to be issued and outstanding effective as of May 9, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.


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                  (c) The trading dates, number of shares purchased or sold and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were made in the open market.

                  (d) No person other than the Partnership and the Managed Accounts is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of ADSs, except that the respective partners, shareholders or owners, as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from or proceeds of the sale of, the ADSs held for their respective accounts.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement, dated November 17, 1997, between PSAM and Peter M. Schoenfeld.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 1997.



                                            P. SCHOENFELD ASSET MANAGEMENT LLC



                                            By:  /s/ Peter M. Schoenfeld
                                               Name: Peter M. Schoenfeld
                                              Title: Managing Member



                                                 /s/ Peter M. Schoenfeld
                                                     Peter M. Schoenfeld

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                                                              Schedule I


Date                       Price Per ADS                        ADSs Purchased
----                       -------------                        --------------
 9/24/97                      33.5775                              10,000

 9/30/97                      33.7500                              20,000

10/01/97                      33.9246                              70,000

10/10/97                      33.8811                              26,400

10/13/97                      34.2859                               8,700

10/14/97                      34.2500                               5,000

10/15/97                      33.7500                              10,000

10/16/97                      33.9766                              12,300

10/17/97                      33.8089                              65,300

10/21/97                      34.0096                              65,000

10/22/97                      33.0017                              27,700

10/23/97                      33.4468                              16,300

10/24/97                      34.0417                              60,000

10/30/97                      31.6463                              10,000

10/31/97                      32.2850                              86,400

11/04/97                      33.0000                              15,000

11/12/97                      35.5750                              50,000

11/14/97                      35.6875                               1,000



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                                 EXHIBIT INDEX


Exhibit No.             Description
-----------             -----------

  99 Joint Filing Agreement, dated November 17, 1997, between PSAM and Peter M. Schoenfeld.